20004376

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	"VHVTU 31, 2020
Estimated average burden hours per response	...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGSA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 S Flagler Drive, Suite 200
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susanne Cavallaro 954-610-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASSURANCE DIMENSIONS
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218 (Address) Margate (City) FL (State) 33063 (Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

E/6

BGSA LLC

Table of Contents

OATH OR AFFIRMATION

I, Massimo Messina swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm BGSA LLC as of December 31, 2019 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

#

Signature

President

Title

Notary Public

BEATRIZ STEIN
Commission # FF 979924
My Commission Expires
April 07, 2020

DL# K03-89-7681

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SICP Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

#

#

#

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BGSA, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BGSA, LLC as of December 31, 2019, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BGSA, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BGSA, LLC's management. Our responsibility is to express an opinion on BGSA, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BGSA, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of BGSA, LLC's financial statements. The supplemental information is the responsibility of BGSA, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as BGSA, LLC's auditor since 2019.

Assurance Dimensions
Margate, Florida
February 4, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

BGSA, LLC Statement of Financial Condition

December 31, 2019

ASSETS		
Current assets		
Cash	$	440,833
Accounts receivable		85,343
Prepaid expenses		13,707
Total current assets		539,883
Security deposits		500
Total assets	$	540,383
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable	$	6,653
Accrued expenses		89
Deferred revenue		39,318
Total current liabilities		46,060
Total liabilities	$	46,060
Member's equity		494,323
Total liabilities and member's equity	$	540,383

See accompanying notes to financial statements.

BGSA, LLC

Statement of Operations and Member's Equity

For the Year Ended December 31, 2019

Revenues:	
Consulting income	$ 282,682
Success fees	236,250
Total revenues	518,932
Operating expenses:	
Salaries and wages	261,271
Professional fees	85,532
Travel and entertainment	34,780
General and administrative	24,842
Employee ancillary	19,077
Rent and utilities	11,088
Regulatory	10,995
Insurance	1,818
Total operating expenses	449,403
Operating income	69,529
Other income (expense):	
Interest	47
Total other income (expense)	47
Net income	69,576
Member's equity, beginning of the year	424,747
Cash contributions	-
Cash distributions	-
Member's equity, end of the year	$ 494,323

See accompanying notes to financial statements.

BGSA, LLC Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net Income	69,576
Adjustments to reconcile net income to net cash used by operating activities:	
Increase (decrease) in:	
Accounts receivable	(85,343)
Prepaid expenses	2,042
Security Deposits	(500)
Increase (decrease) in:	
Accounts payable	(8,798)
Accrued expenses	(19,991)
Deferred rent	(10,182)
Deferred revenue	(196,932)
Net cash used by operating activities	(250,128)
Net decrease in cash	(250,128)
Cash, beginning of year	690,961
Cash, end of year	440,833
Supplemental disclosure of cash flow information:	
Interest paid	-
Taxes paid	-

See accompanying notes to financial statements.

Note 1 – Description of Business

BGSA, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired,to be cash equivalents. There were no cash equivalents held by the Company at December 31, 2019.

Revenue Recognition
The Company records revenue in accordance with ASC 606 – Revenue from contracts with customers. Revenues from contracts with customers are composed of success fees for sale of equity interest in its clients. Such fees are recognized at the point in time when the Company's performance, under the terms of the contract, are completed, which is typically at the end of each performance obligation. In some instances a contract, may consist of various performance obligations. Under this circumstance revenue is recognized over time in which performance obligations are simultaneously provided by the Company and benefits the customer.

During 2019, the contract's remaining performance obligations were billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Accounts Receivable
The Company invoices for its work using signed contracts. The Company provides for credit losses based on management's evaluation of collectability, current and historical performance of the customer. As of December 31, 2019, the Company has $85,343 of accounts receivable net of an allowance for uncollectable accounts equal to $0.

Property and Equipment
The Company's property and equipment are carried at cost and had depreciated using the straight-line method over the estimated economic useful lives of the assets. As of December 31, 2019, property and equipment carry a net book value of zero.

Note 2 – Summary of Significant Accounting Policies, continued

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity.

The Company evaluates the lease classification for properties leased from third parties as either a financing lease or operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as financing leases, the Company records property under finance leases and a finance lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under finance lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any finance leases during the year ended December 31, 2019. The Company records operating leases with a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. The Company did not have any ROU leases during the year ended 2019.

Subsequent Events

Management evaluates events and transactions occurring subsequent to the date of the financial statements, for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 4. 2020, the date at which the financial statements were available to be issued, and determined that there are no events that would require adjustments or disclosures in the financial statements.

Note 3 – Property & Equipment

Property and equipment is fully depreciated and consist of the following at December 31, 2019:

Office equipment	$	26,979
Furniture and fixtures		1,711
Property and equipment		28,690
Less: accumulated depreciation		(28,690)
Property and equipment, net	$	-

Depreciation expense was $0 for the year ended December 31, 2019.

Note 4 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer". Under the rule's amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2019, amounts in excess of FDIC insured limits were $255,647; cash was only held at a federally insured financial institution.

Note 5 – Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income and Changes in Member's Equity for the year ended December 31, 2019.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2019, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Company is no longer subject to examinations by income tax authorities for years before 2016.

Note 6 – Related Party Transactions

During 2019, the Company incurred net costs of $135,673 due to BGSA Holdings LLC, its parent company. The Company has one employee who is paid through the parent company's PEO provider. These costs are recorded as expenses and a liability to the parent. These liabilities were offset by payments of $135,673 to BGSA Holdings LLC. As of December 31, 2019, there were no remaining liabilities to the parent.

During 2019, the Company incurred credit card charges of $17,379 on behalf of Cambridge Capital LLC, an entity owned by the Managing Member. These charges were offset by collections of $17,379 from Cambridge Capital LLC. As of December 31, 2019, there are no receivables due from Cambridge Capital LLC.

On March 31, 2019 the Company terminated the lease agreement for an office suite with Flagler Oceanfront Holdings, LLC, an entity owned 50% by the Managing Member. Rent expense thru March 31, 2019 was $15,760, offset by the write off of deferred rent $10,941, for a net rent expense of $4,819.

On April 1, 2019 the Company entered into a lease agreement for an office space located in Cambridge Capital LLC office suite. The lease agreement is a month to month agreement with lease payments of $500 per month and a security deposit of $500. Rent expense April 1, through December 31, 2019 was $4,500.

Note 8 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No expense has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2019 is summarized below:	
Shares granted and outstanding at January 1, 2019	100,000
Granted during the year Forfeited during the year	-
Shares granted and outstanding at December 31,2019	100,000

Of the 100,000 shares outstanding, 100,000 shares were vested at December 31, 2019.

Note 9 – Commitments and Contingencies

Litigation

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period. As of December 31, 2019, there are no pending litigation matters known to Management.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2019.

At December 31, 2019, the Company had net capital of $394,773, which was $389,773 in excess of the required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.02 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BGSA, LLC

Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Net capital:		
Total member's equity	$	494,323
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		85,343
Prepaid expenses		13,707
Security deposits		500
Total non-allowable assets		99,550
Other deductions and/or charges		-
Total deductions and/or charges		99,550
Net capital before haircuts on securities positions		394,773
Haircuts on securities		-
Net capital	$	394,773
Minimum net capital required - 6 2/3%, $449, of aggregate indebtedness included in the Statement of Financial Condition or $5,000, whichever is greater		5,000
Excess net capital		389,773
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		6,742
Ratio of aggregate indebtedness to net capital		1.71%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) at December 31, 2019		
Net capital, as reported in Company's Part II		394,773
Audit adjustments		-
Net capital, per December 31, 2019 audited report, as filed		394,773

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2019 as compared to the computation of net capital as shown above.

BGSA, LLC
Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

BGSA, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

BGSA, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

BGSA LLC

Exemption Report

BGSA LLC operates pursuant to the Rule 15c3-3(k)(2)(i) which provides an exemption from the SEC's Rule 15c3-3 (so-called "customer protection rule"). The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Member of
BGSA, LLC:

We have reviewed management's statements, included in the accompanying BGSA, LLC, in which (1) BGSA, LLC
identified the following provisions of 17 C.F.R. §15c3-3(k) under which BGSA, LLC claimed an exemption from 17
C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BGSA, LLC stated that BGSA, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BGSA, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BGSA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 4, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053 **SOUTH FLORIDA:**
2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053 www.assurancedimensions.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65677 FINRA DEC
BGSA, LLC
525 South Flagler Drive
Suite 200
West Palm Beach, FL 33401-5932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susanne Cavallaro 954-610-7189

WORKING COPY

2. A. General Assessment (item 2e from page 2) $778.47

B. Less payment made with SIPC-6 filed (**exclude interest**) (474.41)

7/24/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 304.06

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $304.06

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $304.06
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BGSA LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 01 day of February, 20 20.

Financial and Operations Principle
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$518,979
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$518,979
2e. General Assessment @ .0015	$778.47

(to page 1, line 2.A.)

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of BGSA, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BGSA, LLC and the SIPC, solely to assist you and SIPC in evaluating BGSA, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. BGSA, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BGSA, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BGSA, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 4, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053 **SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053 www.assurancedimensions.com